UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JV GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

482226107

(CUSIP Number)

Andrew Trumbach

C/O JV GROUP, INC.

4405 Peters Road

Plantation, Florida 33304

(954) 931-9244

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482226107

1.	Names of Reporting Person: Harthorne Capital Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 99.1% (2)
14.	Type of Reporting Person (See Instructions): CO

(1) The beneficial ownership of the issuer’s shares held by Harthorne Capital Inc. (“Harthorne”) may be deemed to be indirectly beneficially owned by (i) Michael Singh, (ii) Andrew Trumbach and (iii) Lisa Marie Iannitelli by nature of their relationship to Harthorne (described under Item 2 of this Schedule 13D and the matters described within Item 3, Item 4 and Item 5 of this Schedule 13D).

CUSIP No.	482226107

1.	Names of Reporting Person: Michael Singh
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Item 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 99.1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	482226107

1.	Names of Reporting Person: Andrew Trumbach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 99.1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	482226107

1.	Names of Reporting Person: Lisa Marie Iannitelli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 98,008,000 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 98,008,000 (1) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 98,008,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 99.1%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of JV Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 4405 Peters Road, Plantation, Florida 33304.

Item 2. Identity and Background

This Report is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) Harthorne Capital Inc. (“Harthorne”), (ii) Michael Singh (“Singh”), (iii) Andrew Trumbach (“Trumbach”) and (iv) Lisa Marie Iannitelli (“Iannitelli” and together with Harthorne, Singh, and Trumbach, collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Report except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

The business address for the Reporting Persons is 4405 Peters Road, Plantation, Florida 33304.

Harthorne was created for the purpose of raising capital to purchase real estate assets. As a publicly quoted shell company, the acquisition of JV Group, Inc. was both an opportunity and a means to acquire those assets. Currently, Harthorne operates as a holding entity for Singh and Trumbach’s initial investments in the Company.

Singh is the founder and CEO of BTALCO Limited. Mr. Singh is also the CEO and Chairman of the Company and an Executive Director of Harthorne.

Trumbach is the President, CFO, Secretary, Treasurer and Director of the Company and an Executive Director of Harthorne.

Iannitelli is the CEO and President of Wentworth Capital Markets Inc. Ms. Iannitelli is also the Executive Vice President, Director-Investor Relations and Director of the Company and an Executive Director of Harthorne.

During the past five years, neither the Reporting Persons nor any of the directors or officers of Harthorne (to Reporting Persons’ knowledge as of the time of filing this Report) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Persons and any directors or officers of Harthorne (to Reporting Persons’ knowledge as of the time of filing this Report) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Singh and Trumbach are citizens of the United States of America and Iannitelli is a citizen of Canada. Harthorne is a corporation incorporated under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the transactions contemplated by that certain Securities Purchase Agreement (the “SPA”), dated November 23, 2021, whereby Michael A. Littman ATTY, Defined Benefit Plan, MAL as trustee, an affiliate of Michael A. Littman, the secretary and a director of the Company, the owner of 98,108,000 shares of the Company’s common stock representing approximately 99.2% of the Company’s issued and outstanding common stock, sold 98,008,000 shares to Harthorne for aggregate consideration of $500,000, or approximately $0.0051 per share (collectively referred to as the “Transaction”).

Funds utilized to complete the Transaction were borrowed from Singh and Trumbach and a number of unaffiliated persons that funded an escrow for the purpose of effecting a change of control of the Company in anticipation of utilizing it to then implement one or more business plans through the Company. Such business plans may result in the acquisition of one or more business, companies or asset classes, including but not limited to, real estate assets.

Item 4. Purpose of Transaction

Reference is made to Item 3, which is hereby incorporated by reference.

On January 7, 2021, three members of the Company’s Board of Directors (the “Board”) that served on the Board prior to the Transaction resigned from their positions with the Company in accordance with the terms of the SPA.

On February 17, 2022, the Board, by unanimous written consent, adopted resolutions appointing each of Tyler Trumbach, Narendra Kini and Claude Stuart as a director to fill the prior vacancies.

The Company plans to reduce the amount of its authorized capital stock and effect a name change and symbol change of the Company that will require an amendment to the Company’s charter.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Report and due to the relationship between the Reporting Persons, the Reporting Persons beneficially own 98,008,000 shares of Company Common Stock, which number of shares represents approximately 99.1% of the outstanding Company Common Stock based on 98,879,655 shares of Common Stock issued and outstanding as of March 2, 2022. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Reporting Persons may be deemed to have shared power to vote or direct the vote, and to dispose or direct the disposition, of an aggregate of 98,008,000 shares of Company Common Stock owned by Reporting Persons.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Reporting Persons have not effected any transaction in Company Common Stock in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated March 11, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2022

Harthorne Capital Inc.

	By:	/s/ Andrew Trumbach
	Name:	Andrew Trumbach
	Title:	President and Chief Financial Officer

/s/ Michael Singh
Name:	Michael Singh

/s/ Andrew Trumbach
Name:	Andrew Trumbach

/s/ Lisa Marie Iannitelli
Name:	Lisa Marie Iannitelli